As filed with the Securities and Exchange Commission on May 28, 2004

Registration No. 333-115168

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

FORM S-2 On Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXESSTEL, INC.

(Exact name of Registrant as specified in its charter)

Nevada	91-1982205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15373 Innovation Drive, Suite 200

San Diego, California 92128

(858) 613-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MIKE H.P. KWON

Chief Executive Officer

AXESSTEL, INC.

15373 Innovation Drive, Suite 200

San Diego, California 92128

(858) 613-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOHN J. HENTRICH, ESQ.

Sheppard, Mullin, Richter & Hampton

12544 High Bluff Drive, Suite 300

San Diego, California 92130

(858) 720-8900

Approximate date of commencement of proposed sale to the public:    From time to time as described in the Prospectus after the effective date of this Registration Statement.

If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Explanatory Note

Pursuant to Rule 401(c) under the Securities Act, the Registrant is filing this pre-effective amendment to Form S-2, on Form S-3 to update the information contained in the prospectus included in the Registration Statement No. 333-115168 which was filed on May 5, 2004.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $0.0001 par value	4,738,835	(2)	$4.425	(3)	$20,969,345	$2,656	(4)
Common Stock, $0.0001 par value	160,627	(5)	$3.770	(6)	$605,564	$77	(7)
Total	4,899,462				$21,574,909	$2,733

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar events.
(2)	Previously registered on the registration statement on Form S-2 filed on May 5, 2004, which is amended by this registration statement on Form S-3 (the “Prior Form S-2”).
(3)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, and based on the average of the bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on April 30, 2004.
(4)	Previously paid upon filing of the Prior Form S-2.
(5)	Additional securities registered herewith.
(6)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, and based on the average of the high and low prices reported on the American Stock Exchange on May 26, 2004.
(7)	To be paid herewith.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2004

AXESSTEL, INC.

4,899,462 Shares of Common Stock

The selling stockholders of Axesstel, Inc. listed on page 15 may offer and resell the following 4,899,462 shares of our common stock under this prospectus, for each of their own accounts:

•	Up to 502,637 shares of our common stock that are issuable upon conversion of principal and accrued interest of a promissory note issued in January 2004 to an accredited investor in a private placement;

•	Up to 1,360,000 shares of our common stock that we issued to an accredited investor in a private placement in January 2004;

•	Up to 1,632,000 shares of our common stock that are issuable upon exercise of warrants we issued to the same private placement participants;

•	Up to 50,000 shares of our common stock that we issued to a finder and 100,000 shares of our common stock that we agreed to issue to the finder in connection with the January private placement of stock;

•	Up to 1,107,357 shares of our common stock that are issuable upon conversion of principal and accrued interest of a promissory note issued in March 2004 to an accredited investor in a private placement;

•	Up to 100,000 shares of our common stock that are issuable upon exercise of warrants we issued in March 2004 to the accredited investor; and

•	Up to 47,468 shares of our common stock that are issuable upon exercise of warrants we issued in March 2004 to certain finders in connection with the March 2004 note and warrant financing.

The number of shares the selling stockholders may sell includes shares of common stock that currently are issued and outstanding, shares of common stock that we are committed to issue and that they may receive if they exercise their warrants or if the promissory notes are converted. We will not receive any proceeds from such sales, but we will receive the exercise price of the warrants if the warrants are exercised. See the description of these securities under the heading “Recent Developments” for a more detailed description.

As of May 25, 2004, our common stock is quoted on the American Stock Exchange under the symbol “AFT”. From September 16, 2002 to May 3, 2004 our common stock was quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “AXES.” Prior to September 16, 2002, our common stock was quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “MRCM.” The 4,899,462 shares of common stock not previously registered for resale which are being offered by this prospectus represent approximately 61.34% of our total outstanding equity securities. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock. The closing sale price of our common stock, as reported on the American Stock Exchange on May 26, 2004, was $3.77 per share.

Investing in the common stock being offered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the “ Risk Factors” section of this prospectus beginning on page 4 which describes the specific risks associated with an investment in our company as well as with these particular securities.

The shares offered by this prospectus have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with the information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

The date of this Prospectus is                     , 2004

Unless the context otherwise requires, the terms “we,” “our,” “Axesstel” and “the Company” refer to Axesstel, Inc., a Nevada corporation, and its subsidiaries.

Axesstel is a trademark of Axesstel, Inc. Other trademarks referred to in this prospectus belong to their respective owners.

SUMMARY

Recent Developments

At the end of 2003, we commenced large scale product manufacturing with our Taiwan-based manufacturing partner, Wistron NeWeb. Wistron is larger than our previous suppliers and has greater capacity, which is intended to lend flexibility and scalability to our manufacturing operations. This new manufacturing arrangement is intended to allow us to fulfill much larger purchase orders as we target large telephone and data carriers worldwide. We have recently entered into two large supply agreements. At the end of 2003, we entered into a $10 million agreement to supply TeleCard Limited of Pakistan with our low-cost Wireless Local Loop (WLL) terminal models. In March, 2004, we completed our supply agreement with BellSouth International, Inc., whereby we will supply BellSouth and ten of its Latin American affiliates located in Argentina, Chile, Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela with custom-configured models of our CDMA2000 1x advanced fixed wireless desktop phone terminals. BellSouth and its affiliates have agreed to minimum purchase commitments. The term of the supply agreement with BellSouth is for one year, which may be extended for an additional one year period at the sole discretion of BellSouth. In May, 2004, we announced that we had received a letter of intent to supply a large quantity of our fixed wireless phones to an Indian telecommunications company. While we have received significant purchase orders from the company, we have not shipped any of our products to the company and have not finalized a formal supply agreement. Consequently, the significance to us of this new customer relationship remains uncertain.

Sale of $1,000,000 Unsecured Convertible Term Note

In January 2004, we completed the sale and issuance of an unsecured convertible term note in the original principal amount of $1 million to North American Venture Fund II, L.P., an accredited investor. Interest accrues on the note at the rate of 3% above prime, and is payable monthly. The principal and accrued interest due under the note are convertible into shares of our common stock at a conversion price of $2.00 per share by (i) us if the average closing price of our common stock for the immediately preceding three (3) month period remains above two dollars ($2.00) per share and a registration statement covering the share shares of common stock to be issued upon conversion is declared effective, and (ii) North American at any time. All unpaid principal and accrued interest, if not sooner converted, is due on January 8, 2005.

Sale of 1,360,000 Shares of Common Stock and Warrants to Purchase 1,632,000 Shares of Common Stock

In January 2004, we sold to seven accredited investors in a private placement an aggregate of 1,360,000 shares of our common stock at a price of $2.00 per share for gross proceeds of $2,720,000. In connection with the private placement, we also issued to the investors warrants to purchase an aggregate of 1,632,000 shares of our common stock. 1,360,000 of these warrants have an exercise price of $1.00 per share and are exercisable until July 8, 2004. The other 272,000 warrants have an exercise price of $2.00 per share, subject to an increase to $3.30 per share upon the completion of certain milestones, and are exercisable beginning on the first date on which the achievement of the milestones can be determined and expire 18 months after that date.

For services rendered in connection with this financing, pursuant to an advisor agreement, we agreed to issue to a finder a total of 150,000 shares of our common stock. We issued 50,000 shares to the finder in January 2004, and we agreed to issue to the finder an additional 50,000 shares in each of January 2005 and January 2006. We also paid to the finder a fee of $136,000, representing 5% of the gross proceeds in this financing.

Management Changes

In January 2004, our board of directors appointed David Morash as our Chief Operating Officer and in April 2004, he was also appointed as our President. Prior to joining our company, Mr. Morash was Executive Vice

President and Chief Financial Officer of Remec, Inc., a public company which provides wireless infrastructure and electronic warfare equipment. Satoru Yukie has resigned as Vice Chairman of our board of directors and is no longer with the Company. In February 24, 2004, Lixin Cheng was appointed to serve as President of our Wireless Local Loop division.

Sale of $3,000,000 Secured Convertible Term Note

In March 2004, we completed the sale and issuance of a $3 million secured convertible promissory note to Laurus Master Fund, Ltd., an accredited investor, pursuant to a securities purchase agreement. Interest accrues on the note at a rate of 3% above prime, subject to certain adjustments. In no event will the interest rate on the note be lower than 7% or greater than 10%. All unpaid principal and accrued interest, if not sooner converted, is due on March 16, 2007.

Under the terms of the note, we are obligated to make monthly payments of principal and interest. We have the option to pay these monthly payments in cash or in shares of our common stock (so long as the closing price of the common stock is greater than $3.38 for ten trading days preceding the payment date). If we elect to pay in stock, we must issue to Laurus an amount of shares equivalent to the amount of the monthly payment due divided by $3.16. If we elect to pay in cash, we must pay 102% of the amount of the monthly payment due.

We may pay the monthly payment in shares of our common stock only so long as there is an effective registration statement on file covering the resale of such shares. We have the option to convert all or a portion of the outstanding principal of the note into shares of common stock at $3.16 per share if the closing price of the common stock is greater than $3.70 for ten consecutive trading days. However, the number of shares issued upon such conversion cannot exceed 30% of the aggregate dollar trading volume of the common stock for the 22 trading days immediately preceding the payment date. The investor has the option, at any time, to convert all or a portion of the note into shares of our common stock at $3.16 per share.

The note is secured by a blanket lien on substantially all of our assets pursuant to a security agreement executed by us in connection with the note. If an event of default occurs under the security agreement, Laurus has the right to accelerate payments under the note and to take possession of our assets, in addition to other remedies.

We also issued to Laurus Master Fund a warrant exercisable for 100,000 shares of common stock that is exercisable until March 11, 2011. The exercise price of the warrant is as follows: (i) $3.31 per share for the first 50,000 shares, $3.59 per share for the next 25,000 shares, and $3.88 per share for the remaining 25,000 shares. However, Laurus is not entitled to receive shares upon exercise of the warrant, upon payment of principal and interest or upon conversion of the promissory note if such receipt would cause Laurus to hold in excess of 4.99 % of the outstanding shares of our common stock on the date of issuance of such shares. In connection with this financing, we paid Laurus Capital Management, LLC, manager of the purchaser, a fee of $108,000, which represented 3.6% of the principal of the convertible note.

For services rendered in connection with this financing, pursuant to a retail/institutional engagement agreement, we issued to a finder a warrant to purchase 47,468 shares of our common stock at an exercise price of $3.16 per share. The warrant is exercisable for five years after the date of issuance. We also paid to the finder a fee of $150,000, representing 5% of the gross proceeds from this financing.

The Offering

This prospectus relates to the offer and sale by the selling stockholders of up to 4,899,462 shares of our common stock. Of these shares, 1,410,000 have been issued, and up to 3,489,462 are to be issued, which consists of up to 1,609,994 to be issued upon conversion of principal and interest of the promissory notes described above, up to 1,779,468 to be issued upon the exercise of the warrants described above, and 100,000 to be issued to the finder as described above. The number of shares included in this prospectus is approximately 61.3% of our common stock outstanding as of May 25, 2004. The number of shares of common stock outstanding used to calculate that percentage does not include the 3,489,462 shares included in this prospectus that have not been issued.

Our Company

We develop, design and market telecommunications products including WLL subscriber terminals, and enhanced wireless devices such as fixed wireless telephones, wireless hybrid products and enhanced wireless devices. Our products are based on the Code Division Multiple Access (CDMA) standard, and are capable of providing voice, data, fax and broadband connectivity. We also perform engineering development services to our network operator-based customers.

Historically, we derived a majority of our revenue in the wireless market by providing engineering development services to our network operator-based customers for the engineering and development of CDMA-based solutions and applications. In addition, we were spending significant resources on research and development relating to our own line of products.

The first quarter of fiscal 2004 marked a significant change in our operations. We began our transition from operating as a contract research and development organization to a manufacturer of branded products. In particular, we are focusing more energy and resources on the two product categories listed below:

•	Limited Mobility and Enhanced Fixed WLL Products. These products are dual-purpose products that serve both the traditional fixed WLL and emerging limited mobility and enhanced high-speed wireless data markets. This emerging category will also enable wireless receipt of voice, data and multimedia content. Most of the major CDMA carriers are upgrading to CDMA2000 1x providing data transmission speeds of up to 144Kbps, and in markets with CDMA2000 1xEV-DO, the data transmission speeds are up to 2.4Mbps. We believe these higher speeds will better enable WLL terminals to compete with cable, DSL and fiber-optics offerings.

•	Hybrid Mobility Products. These products blend multiple technologies into a single, fully integrated handheld device. We are currently pursuing opportunities with carriers globally for strategic product development opportunities.

We were incorporated in the state of Nevada on March 12, 1996, under the name Miracom Industries, Inc.

In August, 2002, we entered into a “corporate combination agreement” with Axesstel, Inc., a California corporation, which company was formed in July 2000. Pursuant to the agreement, we acquired 98% of Axesstel, Inc., a California corporation, and it became our subsidiary. At the same time, we changed our name to Axesstel, Inc. with our main office located in California.

We established a wholly owned subsidiary named ‘Axesstel Korea, Ltd.’ in Korea in July 2000 and a branch office in Korea in July 2002, in order to engage in research and development activities and to outsource the manufacturing of our telecommunication products and parts.

In December 2002, in order to accelerate technology development and productivity, we acquired Entatel, Ltd., a Korea-based company, mainly engaged in developing, manufacturing and selling telecommunication products pursuant to a stock purchase agreement. The acquisition was consummated in early 2003. In April 2003, Entatel was re-named Axesstel R&D Center Co., Ltd.

In November 2003, we established a wholly owned subsidiary, Axesstel Technologies, Inc., in California, in order to engage in research and development activities and to provide technical services to customers.

Our principal executive office is located at 15373 Innovation Drive, Suite 200, San Diego, California 92128 and our telephone number is (858) 613-1500.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following known risk factors which describe the risks and uncertainties which we consider material in connection with this offering, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. If any of the risks discussed below actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

Currently, some of our largest potential markets are developing countries and regions where the demand for basic telephone service has started to grow significantly only in recent years, such as Pakistan, China, Central and South America, Eastern Europe and North Africa. In these countries and regions, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline. Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and regions and the availability of such services at competitive prices.

However, these countries and regions may decline to construct wireless systems, or construction may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors. These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products. If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed. Similarly, if the use of wireless telecommunications services in these countries and regions is not cost effective, or if our target customers are unable to afford our products or services, the demand for our products or services may be limited, which could materially and adversely affect our business operations and financial condition.

While wireless telecommunication systems in the United States are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for cellular fixed wireless products in the United States is also important for the growth of our business. As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop and if our potential customers in the U.S. cannot afford our products or services, the demand for our products or services may be limited, which could materially and adversely affect our business operations and financial condition.

Unfavorable economic events in our target markets could lead to lower sales of our products.

Sales of our products depend on the growth of the cellular fixed wireless telecommunications industry in general and increased demand for Cellular Fixed Wireless products worldwide. Based upon observed trends, we believe that the market for Cellular Fixed Wireless terminals and cellular desktop phones (collectively Fixed Wireless Terminals or FWTs) will experience substantial growth over the next five years. We have identified significant growth opportunities in Pakistan, China, Central and South America, Eastern Europe and North Africa. Each of these markets will develop at a different pace, and the sales cycle for these regions are likely to be several months or quarters.

In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market. Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well. In connection with the recent and present global economic conditions and the war on terror, our prospects for continued growth have been accordingly reduced in the near term.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

We believe that our success depends, in part, on our ability to obtain and enforce intellectual property protection for our technology. It is possible that any of our existing patents, or any patents that we may obtain in the future, will expire, be challenged, invalidated or circumvented. If we lose or cannot enforce patent protection for our technology and products, our competitive position will be significantly harmed because it would be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology. If this happens, our patents will not provide protection and our competitive position will be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patents and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do get patents for new products, these patents may not provide meaningful protection.

In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult. Although we believe our products are superior to those of competitors, it is easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection. This could result in a loss of potential sales.

The intense competition in the cellular fixed wireless telecommunications industry could prevent us from achieving or sustaining profitability.

Recently, we have seen an increase in the number of competitors using docking station products. A docking station is an accessory product that enables a user with a cellular phone to easily connect it to phone(s), a fax machine or a computer modem, and therefore, simulate the functionality of certain of our products. Docking Station Products have a competitive advantage from a pricing standpoint because the user already owns a cellular phone.

The market for cellular fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market. The major national and international companies in this market are:

•	Telular Corporation;

•	Westech Korea, Inc.; and

•	LG Electronics.

Many of our competitors have greater resources than we do in many areas critical to succeeding in the industry, including:

•	financial resources;

•	manufacturing capabilities;

•	name recognition;

•	research and development capabilities;

•	technical expertise;

•	sales and marketing staffs; and

•	distribution channels.

Based in part on these advantages, our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete. They also may have better and more efficient marketing and distribution structures than we do. In addition, the market for our products is driven by large original equipment manufacturers (OEMs) with significant capital resources, certain of which have manufactured similar products in the past. If these OEMs again decide to make the products themselves, they would be able to dedicate significantly more resources towards exploiting market opportunities than we can dedicate, and this could materially and adversely affect our sales.

If our products are not compatible with existing technologies, our growth may be limited.

Our ability to increase our sales is dependent on our products being compatible with the technologies in place or being developed in our targeted markets. Many developing countries and regions have not yet developed telecommunications systems, including wireless systems, or updated their existing systems. Imbedded telecommunications systems may be outdated and may not be able to support our products. If our products do not work with or are not compatible with the telecommunications systems available to our potential customers, our products may not gain acceptance and our growth will be limited.

If CDMA technology is not widely deployed, our revenues may not grow as anticipated.

Our products are based on CDMA technology for wireless telecommunications applications. Other digital wireless communications technologies, particularly Global System for Mobile Communication (GSM) technology, have been more widely deployed than CDMA technology. If CDMA technology does not become the preferred wireless communications industry standard in the countries and regions where our products are sold, or if wireless operators do not deploy networks that utilize CDMA technology, our business and financial results could suffer.

We may not be able to obtain the funding we need to pay all amounts due on our outstanding indebtedness, fund capital expenditures, and operate our business.

Our ability to continue operations depends on having adequate funds to cover our expenses. Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products. Our current plans indicate that we will require approximately $2 million in additional capital to fund our operations until our operations become self funding, which is expected to occur during the third quarter of 2004.

However, we caution you that our cash requirements may vary and are difficult to predict. We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues. Events that we cannot anticipate, economic and political factors, and our customers’ ability to execute their plans, may result in order cancellations which may increase our capital needs. Also, it is difficult to predict the amount of royalty income we will receive from our licensees. Thus, our actual cash requirements may be greater than we currently anticipate.

Accordingly, we may not have adequate funds to pay all amounts due on our outstanding indebtedness, fund further research and development or cover our expenses. If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities. We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable. If we could not obtain the necessary financing we would be forced to cut back operations, which might include the scaling back or elimination of research and development programs.

We sold two debt instruments described in under the heading “Recent Developments” contained in this prospectus to fund our business and we currently have a significant amount of debt outstanding. Pursuant to the terms of those debt instruments, we may upon certain conditions repay the principal and accrued interest with shares of our common stock in lieu of cash. As of May 25, 2004, the outstanding principal owed pursuant to those debt instruments was $4,000,000. If the conditions to repayment are not met and we are unable to convert the debt to equity, it could significantly affect our business by: (i) making it more difficult for us to satisfy our obligations, including making scheduled interest payments, (ii) limiting our ability to obtain additional financing; (iii) increasing our vulnerability to generally adverse economic conditions, including changes in interest rates; and (iv) requiring us to dedicate a portion of our cash flow from operations to payments of debt, thereby reducing the availability or our cash flow for other purposes and limiting our flexibility.

Our assets used to secure our promissory note issued in March 2004 could be jeopardized if we are unable to pay the note in accordance with its terms.

In March 2004, we completed the sale and issuance of a $3 million secured convertible promissory note to Laurus Master Fund, Ltd. pursuant to a securities purchase agreement. The note is secured by a blanket lien on substantially all of our assets. The note is convertible at our election only upon certain conditions and at the election of Laurus at any time. Under the terms of the note, we are obligated to make monthly principal and interest payments. We may issue shares of our stock in lieu of making these monthly cash payments only upon certain conditions. The principal and accrued interest, if not earlier converted, is due on March 16, 2007. If the conditions are not met, we will be unable to pay the monthly principal and interest payments with shares or convert the note. If that is the case and we do not have sufficient cash to make the monthly payments, Laurus has the option to accelerate payment under the note and take possession of our assets, in addition to other remedies.

Our revenues may increase or decrease significantly due to our reliance on a limited number of customers for most of our product sales.

We have traditionally relied on a limited number of customers for a substantial percentage of our net sales. In the first quarter of 2004, two customers accounted for an aggregate of 100% of our net sales.

We do anticipate that a substantial percentage of our revenues from our WLL business will be derived from a limited number of large orders from telecommunications carriers in the countries and regions in which we intend to focus. The inability to obtain, the loss of or a significant reduction in, orders by such customers as a result of competitive products, market conditions or other factors, would adversely impact our business, financial condition and results of operations. Furthermore, the concentration of our revenues in a limited number of large customers may cause significant fluctuations in our future annual and quarterly operating results.

Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

Our quarterly operating results may fluctuate greatly due to numerous factors, including:

•	our anticipated reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

•	variations in our distribution channels;

•	the mix of products we sell;

•	general economic conditions in our target markets;

•	the timing of final product approvals from any major distributor or end user;

•	the timing of orders from and shipments to major customers;

•	the timing of new product introductions by us or our competitors;

•	changes in the pricing policies of our suppliers;

•	the availability and cost to us of the key components for our products;

•	the timing of personnel hirings;

•	market acceptance of our new products or enhanced versions of our existing products; and

•	our customers’ ability to get letters of credit to support orders.

These quarterly fluctuations may cause volatility in the price of our common stock.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The cellular fixed wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.

To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers. We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner. The cost of buying additional licenses that are needed to develop new products or the cost of developing our own technologies may also be prohibitive or may result in an increase in the price of our products. Such an increase could limit our ability to sell our products to customers and gain acceptance in the marketplace. In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance. Any of these circumstances would seriously harm our results and financial condition.

Our results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the costs to produce existing products.

The process of developing new technology is complex and uncertain, and if we fail to accurately predict the changing needs of our customers and emerging technological trends, our results and financial condition may suffer. We must commit significant resources, including those contracted from third parties, to develop new products before knowing whether our investments will result in products the market will accept.

The success of new products is dependent on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, and achieve market acceptance of our products, or that products and technologies developed by others or new industry standards will not render our products or technologies obsolete or noncompetitive. Furthermore, we may not successfully execute on new product opportunities because of technical hurdles that we or our contractors fail to overcome in a timely fashion. This could result in competitors providing a solution before we do, and loss of market share, revenues and earnings.

We have made significant investments in research and development for new products, services and technologies. Significant revenue from these investments may not be achieved for a number of years, if at all. Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins historically experienced for our other products.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph. We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as antitrust, breach of contract, trade secret, copyright or patent infringement, patent or copyright invalidity, and unfair business practices. If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could have a significant negative impact on our business and financial condition.

In order to succeed we must develop markets for our products and we may be unable to do so.

Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets. To date, we have only been able to devote limited resources towards our sales and marketing efforts. We cannot assure you that we will be able to devote additional resources to sales and marketing or that we can develop adequate markets or generate enough sales to achieve and sustain profitability.

If our target customers are unable to afford our products, then our revenues may not grow as anticipated.

Our targeted geographic areas for expansion include third world and developing countries where the populations generally have limited financial resources. Our ability to sell our products to customers in these regions depends in part on the ability of such potential customers to afford our products or to obtain and maintain the necessary credit to purchase our products. If our target customers do not have the financial resources to purchase our products, or if they are unable to obtain and maintain credit to purchase our products, we may be unable to increase the sales of our products and our business and results of operations could be materially and adversely impacted.

Sales cycles to major customers can be long, which makes it difficult to forecast our results.

It typically takes us between four and six months to complete a sale to a major customer account, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to forecast our sales. The period between our initial contact with a potential customer and its purchase of our products is relatively long due to several factors, including:

•	our need to educate potential customers about the uses, capabilities and benefits of our WLL terminals;

•	the adoption of new technologies does not occur rapidly in our targeted geographic areas; and

•	our targeted customers may have limited financial resources to allocate towards new technologies.

Any delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues.

Our dependence on third parties for our product distribution may limit our ability to generate revenue if these parties do not actively promote our products.

We utilize third parties such as resellers, distributors and makers of complementary technology to complement our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements which can be terminated with little or no notice and may be subject to amendment. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.

We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. It is not always possible to maintain multiple qualified suppliers for all of our parts, components and subassemblies. As a result, certain key parts, such as chipsets, may be available only from a single supplier or a limited number of suppliers. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key suppliers, which limits the ability to have our products manufactured. We presently are experiencing a delay in receiving the necessary chips from Qualcomm due to excess demand Qualcomm is currently experiencing as compared to the available supply. This is and may continue to reduce our ability to meet customer demand for our products, potentially leading them to purchase products from our competitors. Our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost effective manner.

We rely on third parties to manufacture OEM products and others to manufacture components for our products.

We rely on subcontractors, including one of our investors, to manufacture OEM products and product components, such as cellular transceivers and radio modules, and to assemble our products, such as cellular fixed wireless terminals. In the past, we experienced delays in receiving subcontracted components and assembled products that resulted in delays in our ability to deliver products. We may experience similar delays in the future.

Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts. In addition, production capacity restraints at our subcontractors or facilities could prevent us from meeting production obligations. Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales and subject us to substantial penalties.

Quality control problems could harm our sales.

We believe that our products currently meet high standards of quality. We have instituted quality-monitoring procedures and we are ISO-9001 compliant. All of our major subcontractors also have quality control procedures in place and are ISO-9001 compliant. However, we and/or our subcontractors may experience quality control problems in the future. If this occurs, the quality of our products could suffer, which could significantly harm product sales.

If customers place orders to purchase customized products and are unable to complete the purchase, we could have inventory which we are unable to sell.

In order to increase our sales, it may be necessary to customize our products for certain of our customers. The customization of our products may result in completed products which are inoperable for or undesirable to other customers. Due to the financial and other resource limitations to which our targeted customers may be subject, there is a risk that our orders may be cancelled without receipt of payment. If after a product is customized for a customer the order is cancelled, we may be unable to sell the customized product from our inventory and our revenues results of operations may be adversely affected.

We operate in developing markets, which may subject us to volatile conditions not present in the United States.

Developing countries and regions are some of our largest potential markets. As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the United States generally do not have to contend with, such as:

•	foreign currency exchange fluctuations and instability of foreign currencies;

•	political or economic instability and volatility in particular countries or regions;

•	limited protection for intellectual property;

•	difficulties in staffing and managing international operations; and

•	difficulties in collecting accounts receivable.

Our business has been exposed to risks due to civil and political unrest in third world countries such as Haiti. If civil and political conditions in Haiti worsen, or if instability develops in other countries within our geographic focus, our operations and financial condition could be negatively affected. In addition, we have been exposed to and our business has been negatively affected by, foreign currency fluctuations to which our customers have been subject. However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may be required to develop and implement additional strategies to mange these risks. If we are not successful in managing these risks our business and financial condition could be seriously harmed.

We depend on attracting and retaining skilled employees, which may be difficult due to the competitive employment market.

If we lose any of our key, highly skilled technical, managerial and marketing personnel due to the intense competition in the technology industry, our operations may suffer. As a result, our future success depends in part on our ability to identify, attract, retain and motivate such personnel. In particular, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our rapid growth and expansion. Competition for qualified engineers is intense, especially in the San Diego where our headquarters are located. Engineers are attracted towards opportunities to work on the newest technologies. If we are unable to provide such opportunities, or if we lose the services of a significant number of our engineers and we cannot hire and integrate additional engineers, it could disrupt our ability to develop our products and implement our business strategy.

Sales of common stock issuable on the exercise of outstanding options and warrants may depress the price of the common stock.

As of April 1, 2004, there were options granted to employees and directors to purchase approximately 4,170,201 shares of the Company’s common stock. As of April 1, 2004, there were warrants to purchase up to 2,333,038 shares of our common stock outstanding, in addition to the warrants to purchase 2,299,468 of the shares of common stock to be offered in this offering. In the future we may issue additional shares of common stock, convertible securities, options and warrants. The issuance of shares of common stock issuable upon the conversion or exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

Risks Related to This Offering and Our Capital Structure

The sale of the common stock being offered pursuant to this prospectus could depress the price of our common stock.

In the first quarter of 2004, we entered into various financing arrangements described in this prospectus under the heading “Recent Developments”. In those financings we issued or agreed to issue up to 4,899,462 shares of our common stock, all of which we are registering for resale by this prospectus.

The 4,899,462 shares of common stock not previously registered for resale which are being offered by this prospectus represent approximately 61.3% of our total outstanding equity securities. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

Future sales of our common stock or the perception that future sales could occur, may adversely affect our common stock.

In addition to the shares being registered for resale by this prospectus, we have agreed to file a registration statement covering the resale of up to 1,246,534 shares of our common stock that may be issued to one of our former executive officers upon the exercise of outstanding warrants. The selling stockholder under that registration statement as well as the selling stockholders offering shares under this prospectus will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

Sales of other shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders could depress the market price of our stock by creating an excess supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

There is a limited public market for our common stock. As a result, our stockholders may not be able to sell their common stock easily or may experience higher transaction costs resulting from pricing inefficiencies.

Historically, there has been a limited public market for the shares of our common stock. Our common stock is currently quoted on the American Stock Exchange and investors may find it more difficult to obtain accurate price quotations of our common stock than they would if the stock were quoted on the Nasdaq SmallCap Market. This means that our investors may not be able to sell their stock readily and there may be inefficiencies in the pricing of our stock that could result in broader spreads between the bid and the ask prices.

If the market price of our common stock continues to be volatile, the value of our stock may decline.

The market price of our common stock has been, and may continue to be, volatile, which means the value of your stock may fluctuate. Factors that are difficult to predict and which contribute to volatility and may have other significant impacts on the market price of our common stock include

•	quarterly revenue,

•	statements and ratings by financial analysts,

•	overall market performance, and

•	announcements by our competitors concerning new product developments.

If proposed accounting regulations that require companies to expense stock options are adopted, our earnings will decrease and our stock price may decline.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported earnings or losses will be adversely and significantly affected and our stock price could decline.

We have not, and currently do not anticipate, paying dividends on our common stock.

We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. Furthermore, our debt instruments restrict our ability to pay dividends. Regardless of the scope of such restrictions, our policy is to reinvest any earnings rather than pay dividends.

Nevada law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

Nevada law and our articles of incorporation may inhibit potential acquisition bids for our common stock at a price greater than the market price of the common stock. We are subject to the anti-takeover provisions of the Nevada Revised Statutes, which could delay, deter or prevent a change of control of the Company or make this type of transaction more difficult.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including those described under the heading “Risk Factors” and in other documents incorporated by reference in this prospectus, and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from any sales of common stock by any of the selling stockholders or upon the conversion of the promissory notes into shares of common stock. If all the warrants to purchase the common stock covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $2.2 million, which we will use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise or convert any of the warrants.

SELLING STOCKHOLDERS

The selling stockholders currently hold unregistered shares of our common stock or will hold unregistered shares of common stock that are issuable upon the exercise of certain warrants or upon conversion of promissory notes.

The table below presents certain information about persons for whom we are registering shares of our common stock for resale to the public. The table lists, in each case as of May 25, 2004:

1. the name of each selling stockholder;

2. the position, office, or other material relationship, if any, which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates;

3. the number of shares each selling stockholder beneficially owns;

4. how many shares of common stock the selling stockholder may resell under this prospectus; and

5. assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 7,987,451 shares of our common stock outstanding as of May 25, 2004.

The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering				Shares to be Sold in the Offering	Beneficial Ownership After the Offering
Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent		Shares	Percent
North American Venture Fund II, L.P. (1)	0	502,637	502,637	5.9%	502,637	0	0%
NC No. 7 Investment Enterprise Partnership (Asia Pacific) (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
NC No. 8 Investment Enterprise Partnership (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
Wistron NeWeb Corporation (3)	500,000	600,000	1,100,000	12.8%	1,100,000	0	0%
Rich Capital Group (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
P&E Lim Trust (4)	50,000	60,000	110,000	1.4%	110,000	0	0%
Peter C. Lim M.D. (5)	20,000	24,000	44,000	*	44,000	0	0%
M. Dwight Chen and Lori A. Bluvas, Trustees, The Bluvas Chen Family Trust Agreement Dated August 29, 2003 (5)	20,000	24,000	44,000	*	44,000	0	0%
Nicholas M. Spirtos, M.D. (5)	20,000	24,000	44,000	*	44,000	0	0%
Laurus Master Fund, Ltd. (6)	0	1,207,357	1,207,357	13.1%	1,207,357	0	0%
Richstar Venture Inc. (7)	150,000	0	150,000	1.9%	150,000	0	0%

Grant Bettingen, Inc. (8)	0	3,323	3,323	*	3,323	0	0%
Cygni Capital, LLC (8)	0	6,171	6,171	*	6,171	0	0%
Paul Scott Leach (8)	0	3,560	3,560	*	3,560	0	0%
Christopher MacIntyre (8)	0	3,560	3,560	*	3,560	0	0%
Curtis Leahy (8)	0	30,854	30,854	*	30,854	0	0%

*	Less than one percent
(1)	Based on Schedule 13G filed by North American Venture Fund II, L.P. filed with the SEC on January 14, 2004. Includes 500,000 shares of our common stock issuable upon conversion of the outstanding principal of $1 million and 2,637 shares of our common stock issuable upon conversion of accrued interest (representing interest accrued for a one month period as we are required to make monthly interest payments and assuming an interest rate of 10% per year) pursuant to the promissory note issued on January 8, 2004.
(2)	Includes warrants to purchase an aggregate of 250,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(3)	Includes warrants to purchase an aggregate of 500,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 100,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones). This selling stockholder is our Taiwan-based product manufacturing partner.
(4)	Includes warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 10,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(5)	Includes warrants to purchase an aggregate of 20,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 4,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(6)	Includes warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $3.31 per share, warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $3.59 per share and warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $3.88 per share. Includes 949,367 shares of our common stock issuable upon conversion of the outstanding principal of $3 million and 157,990 shares of our common stock issuable upon conversion of accrued interest (assuming an interest rate of 10% per year) pursuant to the secured promissory note issued on March 16, 2004.
(7)	Includes 50,000 shares issued in January 2004, 50,000 shares issuable in January 2005 and 50,000 shares issuable in January 2006.
(8)	Includes warrants to purchase shares of our common stock exercisable at $3.16 per share.

PLAN OF DISTRIBUTION

The selling stockholders may sell their shares of common stock in one or more transactions, which may involve block transactions. The shares may be sold according to one or more of the following methods:

1. on the American Stock Exchange;

2. on such other markets on which our common stock may from time to time be trading;

3. in privately negotiated transactions;

4. through the writing of options on the shares of common stock, short sales or any combination of the two; or

5. any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

To comply with certain states’ securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, our legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. In addition, the selling stockholders are responsible for any fees or expenses of their legal counsel or other advisors.

We have agreed to indemnify most of the selling stockholders against liabilities they may incur because of (i) an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in this prospectus a material fact required to be in this prospectus, or necessary to make the statements in this prospectus not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in this prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements herein, in the light of the circumstances under which they were made, not misleading or (ii) any violation or alleged violation by us of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law, in each case in connection with the offering covered by this prospectus. However, we shall not be required to indemnify any selling stockholder for liabilities that we incur based on our reliance on written information that the selling stockholder has furnished to us expressly for use in this prospectus. Likewise, the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholders have provided us. No selling stockholder, however, shall be liable to us for amounts in excess of the net proceeds it receives from the sale of its shares pursuant to this prospectus.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date on which the selling stockholders can sell all of the shares of common stock pursuant to Rule 144(k) of the Securities Act, or (2) when the selling stockholders have resold all of the shares of the common stock covered by this prospectus pursuant to Rule 144 or an effective registration statement.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock. As of May 25, 2004, there were 7,987,451 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of our common stock will have the ability to elect all of our directors.

Holders of our common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of our common stock.

All outstanding shares of our common stock are, and any shares of our common stock to be issued upon exercise of options and warrants and upon conversion of promissory notes will be, fully paid and non-assessable.

Warrants to Purchase Common Stock

On January 8, 2004, we issued warrants to purchase (i) an aggregate of 1,360,000 shares of our common stock at an exercise price of $1.00 per share, and (ii) an aggregate of 272,000 shares of our common stock at an exercise price of $2.00 per share. The warrant exercise price with respect to the 272,000 shares of our common stock increases to $3.30 per share if we have revenue of at least $49,610,000 and EBITDA of at least $4,059,440 for the year ending December 31, 2004. The warrants to purchase the 1,360,000 shares of common stock are exercisable for a period of six months from the date of issuance and the warrants to purchase the 272,000 shares of common stock are exercisable beginning on the first date on which the achievement of the milestones can be determined until the date that is eighteen (18) months thereafter.

On March 16, 2003, we issued a warrant to purchase up to 100,000 shares of our common stock pursuant to which (i) the first 50,000 shares of which are exercisable at $3.31 per share, (ii) the next 25,000 shares of which are exercisable at $3.59 per share and (iii) the balance of which are exercisable at $3.88 per share. The warrant is exercisable until the close of business on March 16, 2011. On March 16, 2004, we also issued warrants to purchase up to 47,468 shares of our common stock at an exercise price of $3.16 per share. The warrants are exercisable until March 16, 2009.

The price for which the warrants are exercisable and the number of shares which are issuable upon exercise of the warrants are subject to adjustment if we (i) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (ii) subdivide our outstanding shares of common stock, or (iii) combine our outstanding shares of common stock into a smaller number of shares of common stock.

Promissory Notes

On January 8, 2004, we completed the sale of a convertible promissory note to one institutional investor in the principal amount of $1 million. The principal, together with accrued interest thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $2.00 per share by (i) us if the average closing price of our common stock for the immediately preceding three (3) month period remains above $2.00 per share and a registration statement covering the shares of common stock to be issued upon conversion is declared effective, and (ii) by the investor at any time. Interest accrues on the outstanding balance under the promissory note at a rate per annum equal to the “prime rate” plus three percent and is due monthly in arrears. The promissory note is due on January 8, 2005.

On March 16, 2004, we completed the sale of a secured convertible promissory note to one institutional investor in the principal amount of $3 million. The principal, together with accrued interest and fees thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $3.16 per share. Interest accrues on the note at a rate of 3% above prime, subject to certain adjustments. In no event will the interest rate on the note be lower than 7% or greater than 10%. All principal and accrued interest, if not sooner converted, is due on March 16, 2007.

Under the terms of the note, we are obligated to make monthly payments of principal and interest. We have the option to pay these monthly payments in cash or in shares of our common stock (so long as the closing price of the common stock is greater than $3.38 for ten trading days preceding the payment date). If we elect to pay in stock, we must issue to the investor an amount of shares equivalent to the amount of the monthly payment due divided by $3.16. If we elect to pay in cash, we must pay 102% of the amount of the monthly payment due.

We may pay the monthly payment in shares of our common stock only so long as there is an effective registration statement on file covering the resale of such shares. We have the option to convert all or a portion of the outstanding principal of the note into shares of common stock if the closing price of the common stock is greater than $3.70 for ten consecutive trading days. However, the number of shares issued upon such conversion cannot exceed 30% of the aggregate dollar trading volume of the common stock for the 22 trading days immediately preceding the payment date. The investor has the option, at any time, to convert all or a portion of the note into shares of our common stock at $3.16 per share.

The note is secured by a blanket lien on substantially all of our assets pursuant to a security agreement executed by us in connection with the note. If an event of default occurs under the security agreement, the investor has the right to accelerate payments under the note and to take possession of our assets, in addition to other remedies.

The per share price and the number and kind of shares or other securities to be issued upon conversion of the promissory notes is subject to adjustment if we (a) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (b) subdivide our outstanding shares of common stock, or (c) combine our outstanding shares of common stock into a smaller number of shares of common stock. The per share price is also subject to adjustment in connection with certain issuances of our common stock or securities convertible into shares of our common stock at a per share price less than $3.16.

LEGAL MATTERS

Sheppard Mullin Richter & Hampton LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2003, and for the year then ended, included in our annual report on Form 10-KSB/A, are incorporated by reference herein and in the registration statement in reliance upon the report of our current independent auditors, Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., which is incorporated by reference, and upon that firm as experts in accounting and auditing.

Kenny H. Lee CPA Group, independent auditors, audited our consolidated financial statements at December 31, 2002, and for the year then ended, as set forth in their report. Our consolidated financial statements are incorporated by reference in the prospectus in reliance on Kenny H. Lee CPA Group’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(1)	our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003.

(2)	our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004.

(3)	Current Reports on Form 8-K filed with the SEC on January 22, 2004 and March 25, 2004 (providing Item 5 and 7 disclosure).

(4)	The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on April 28, 2004, and any subsequent amendment or report filed for the purpose of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14, or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

All documents we file in the future pursuant to Section 13(a), 13(c), 14, or 15 of the Exchange Act after the date of the prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, by writing or telephoning us at the following address or telephone number:

Axesstel, Inc.

15373 Innovation Drive, Suite 200

San Diego, California 92128

Attention: Financial Officer

Telephone: (858) 613-1500

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

AXESSTEL, INC.

4,899,462 Shares of Common Stock

Prospectus

                 , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be paid by the registrant
SEC registration fees	$2,733
Blue sky qualification fees and expenses	$5,000
Legal fees and expenses	$65,000
Accounting fees and expenses	$10,000
Printing and engraving expenses	$5,000
Transfer agent and registrar fees	$5,000
Miscellaneous expenses	$10,000

Total	$102,733

Item 15. Indemnification of Directors and Officers

As permitted by Section 78.7502 of the Nevada Revised Statutes (the “NSR”), our Articles of Incorporation provide that we shall indemnify each person who is or was or who had agreed to become one of our directors or officers to the full extent permitted by the NSR or any other applicable laws. Our Articles of Incorporation also provide that no amendment or repeal of the Articles of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

Our Bylaws provide that we shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is one of our (or any of our predecessors) directors or officers or serves or served any other enterprise as a director or officer at our or our predecessor’s request. Our Bylaws also provide that we must pay the expenses that any of our officers or directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to indemnification by us. Our Bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Articles of Incorporation.

We have entered into indemnification agreements with certain of our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will maintain directors’ and officers’ liability insurance in reasonable amounts from established insurers, subject to certain limitations. The indemnification agreements also provide for partial indemnification for a portion of expenses incurred by a director or officer even if the director or officer is not entitled to indemnification for the total amount.

We currently maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 16. Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.	Description of Document
2.1(1)	Corporate Combination Agreement, effective July 16, 2002, by and between the registrant and Axesstel, Inc., a California corporation, together with Amendment dated August 23, 2002

4.1(2)	Specimen Common Stock Certificate

5.1*	Opinion of Sheppard Mullin Richter & Hampton LLP

10.1(1)	Subscription Agreement, dated on or about July 16, 2002, by and among the registrant and certain of the stockholders of the registrant

10.2(2)	Form of Indemnity Agreement for directors and officers of the Registrant

10.3(2)	2002 Stock Option Plan and form of Option Agreement thereunder

10.4(2)	2003 Stock Option Plan and form of Option Agreement thereunder

10.5(2)	Lease Agreement for office space by and between Axesstel and Smith Trust dated October 15, 2001

10.6(2)†	Subscriber Unit License Agreement by and between Axesstel, Inc. and Qualcomm Incorporated dated November 14, 2000, as amended

10.7(2)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.8(2)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.9(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

10.10(6)	Convertible Term Note issued January 8, 2004, by the registrant to North America Venture Fund II, L.P.

10.11(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

10.12(6)	Form of Common Stock Purchase Warrant, exercise price $1.00, dated January 8, 2004

10.13(6)	Form of Common Stock Purchase Warrant, exercise price $2.00 subject to adjustment, dated January 8, 2004

10.14(4)	Securities Purchase Agreement made and entered as of March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.

10.15(6)	Convertible Term Note issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

10.16(6)	Security Agreement made and entered into as of March 12, 2004, by and among the registrant and Laurus Master Fund, Ltd.

10.17(6)	Common Stock Purchase Warrant issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.

10.18(6)	Registration Rights Agreement made and entered into as March 11, 2004, by and among the registrant and Laurus Master Fund, Ltd.

23.1(5)	Consent of Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., Independent Auditors

23.2(5)	Consent of Kenny H. Lee CPA Group, Independent Auditors

24.1(5)	Power of Attorney

(1)	Incorporated by reference to the exhibits filed with Form 8-K on August 31, 2002.
(2)	Incorporated by reference to the exhibits filed with Form 10-KSB/A for the year ended December 31, 2003.
(3)	Incorporated by reference to the exhibits filed with Form 8-K on January 22, 2004.
(4)	Incorporated by reference to the exhibits filed with Form 8-K on March 25, 2004, disclosing Item 5 and Item 7 information.
(5)	Previously filed.
(6)	Incorporated by reference to the exhibits filed with Form 10-QSB on May 24, 2004.
*	Filed herewith
†	Confidential treatment requested

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 28, 2004.

AXESSTEL, INC.

By:	/s/ MIKE H.P. KWON
Mike H.P. Kwon
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MIKE H.P. KWON Mike H.P. Kwon	Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2004

* Hong Joon Chough	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2004

* David Morash	Director	May 28, 2004

* Seung Taik Yang	Director	May 28, 2004

* Jin Yong Kim	Director	May 28, 2004

* Haydn Hsieh	Director	May 28, 2004

* Jai Bhagat	Director	May 28, 2004

*	/s/ MIKE H.P. KWON

Mike H.P. Kwon Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Document
2.1(1)	Corporate Combination Agreement, effective July 16, 2002, by and between the registrant and Axesstel, Inc., a California corporation, together with Amendment dated August 23, 2002

4.1(2)	Specimen Common Stock Certificate

5.1*	Opinion of Sheppard Mullin Richter & Hampton LLP

10.1(1)	Subscription Agreement, dated on or about July 16, 2002, by and among the registrant and certain of the stockholders of the registrant

10.2(2)	Form of Indemnity Agreement for directors and officers of the Registrant

10.3(2)	2002 Stock Option Plan and form of Option Agreement thereunder

10.4(2)	2003 Stock Option Plan and form of Option Agreement thereunder

10.5(2)	Lease Agreement for office space by and between Axesstel and Smith Trust dated October 15, 2001

10.6(2)†	Subscriber Unit License Agreement by and between Axesstel, Inc. and Qualcomm Incorporated dated November 14, 2000, as amended

10.7(2)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.8(2)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.9(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

10.10(6)	Convertible Term Note issued January 8, 2004, by the registrant to North America Venture Fund II, L.P.

10.11(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

10.12(6)	Form of Common Stock Purchase Warrant, exercise price $1.00, dated January 8, 2004

10.13(6)	Form of Common Stock Purchase Warrant, exercise price $2.00 subject to adjustment, dated January 8, 2004

10.14(4)	Securities Purchase Agreement made and entered as of March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.

10.15(6)	Convertible Term Note issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

10.16(6)	Security Agreement made and entered into as of March 12, 2004, by and among the registrant and Laurus Master Fund, Ltd.

10.17(6)	Common Stock Purchase Warrant issued March 16, 2004, by the registrant to Laurus Master Fund, Ltd.

10.18(6)	Registration Rights Agreement made and entered into as March 11, 2004, by and among the registrant and Laurus Master Fund, Ltd.

23.1(5)	Consent of Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., Independent Auditors

23.2(5)	Consent of Kenny H. Lee CPA Group, Independent Auditors

24.1(5)	Power of Attorney

(1)	Incorporated by reference to the exhibits filed with Form 8-K on August 31, 2002.
(2)	Incorporated by reference to the exhibits filed with Form 10-KSB/A for the year ended December 31, 2003.
(3)	Incorporated by reference to the exhibits filed with Form 8-K on January 22, 2004.
(4)	Incorporated by reference to the exhibits filed with Form 8-K on March 25, 2004, disclosing Items 5 and 7 information.
(5)	Previously filed.
(6)	Incorporated by reference to the exhibits filed with Form 10-QSB on May 24, 2004.
*	Filed herewith
†	Confidential treatment requested